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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              ---------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 2)

                          Bottomline Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   103188 106
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                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


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---------------------                                      ---------------------
 CUSIP No. 103188 106                13G                      Page 2 of 5 Pages
---------------------                                      ---------------------

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1.       NAME OF REPORTING PERSON (Entities Only)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James L. Loomis
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                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         Inapplicable                                          (b)   [_]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                                5.     SOLE VOTING POWER
                                                1,298,250
            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                          0
            OWNED BY            ------------------------------------------------
              EACH              7.     SOLE DISPOSITIVE POWER
            REPORTING                           1,298,250
             PERSON             ------------------------------------------------
              WITH              8.     SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,298,250 shares (Includes 37,500 shares of common stock Mr. Loomis has the right to acquire within 60 days of December 31, 2001 upon the exercise of options).
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.4%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                      ---------------------
 CUSIP No. 103188 106                13G                      Page 3 of 5 Pages
---------------------                                      ---------------------

Item 1(a).        Name of Issuer:

                  Bottomline Technologies (de), Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  155 Fleet Street
                  Portsmouth, NH  03801

Item 2(a).        Name of Person Filing:

                  James L. Loomis

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Mr. James L. Loomis
                  c/o Bottomline Technologies (de), Inc.
                  155 Fleet Street
                  Portsmouth, NH  03801

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e).        CUSIP Number:

                  103188 106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Inapplicable

Item 4.           Ownership.*

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a) Amount Beneficially owned: 1,298,750 shares (Includes 37,500 shares of common stock
                               Mr. Loomis has the right to acquire within 60 days of December 31, 2001 upon the exercise of options).



----------------------------
*    As of December 31, 2001

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---------------------                                      ---------------------
 CUSIP No. 103188 106                13G                      Page 4 of 5 Pages
---------------------                                      ---------------------

                      (b)  Percent of class: 9.4%

                      (c)  Number of shares as to which such person has:

                               (i) Sole power to vote or to direct the vote: 1,298,750

                               (ii)         Shared power to vote or to direct
                                            the vote:  0

                               (iii) Sole power to dispose or to direct the disposition of: 1,298,750

                               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Inapplicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Inapplicable

Item 8.           Identification and Classification of Members of the Group.

                  Inapplicable

Item 9.           Notice of Dissolution of Group.

                  Inapplicable

Item 10.          Certifications.

                  Inapplicable

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---------------------                                      ---------------------
 CUSIP No. 103188 106                13G                      Page 5 of 5 Pages
---------------------                                      ---------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ James L. Loomis
                                                     -------------------
                                                     James L. Loomis

                                                     February 14, 2002
                                                     -----------------
                                                     Date